UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Hovnanian Enterprises, Inc.

(Name of Issuer)

    Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

    442487203

(CUSIP Number)

    Laura M. Twomey

    Simpson Thacher & Bartlett LLP

    425 Lexington Avenue

    New York, New York 10017

    (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    December 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d.7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Executors of the Estate of Kevork S. Hovnanian, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,411,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,411,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Executors of the Estate of Kevork S. Hovnanian, Deceased with the Securities and Exchange Commission on October 26, 2009 (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On December 18, 2012, the Executors, in their capacity as executors, contributed 970,849 shares of Class A Common Stock and 3,883,395 shares of Class B Common Stock to the Hovnanian Family 2012 L.L.C., a Delaware limited liability company (the “2012 LLC”), in exchange for 100% of the limited liability company interests in the 2012 LLC. Following such transfer and pursuant to the terms of the Will, the Executors, in their capacity as executors, transferred all of their interests in the 2012 LLC to the marital trust created under the Will for the benefit of Sirwart Hovnanian.

Item 5. Interests in Securities of the Issuer

(a) The Executors beneficially own 9,411,794 shares of Class A Common Stock in their capacity as executors, including 3,255,251 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock. The shares beneficially owned represent approximately 7.6% of the shares of Class A Common Stock, based upon 119,833,294 shares of Class A Common Stock outstanding as of December 14, 2012, as set forth in the Annual Report on Form 10-K filed by the Issuer on December 20, 2012, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents approximately 14.5% of the combined voting power of the Class A Common Stock and Class B Common Stock.

(b) The Executors, acting together, have sole power to vote or to direct the vote and to dispose or direct the disposition of the 9,411,794 shares of Class A Common Stock beneficially owned by them in such capacity. Ara K. Hovnanian, as special purpose Executor with respect to investments in securities of the Issuer, also has sole power to vote or to direct the vote and to dispose or direct the disposition of the 9,411,794 shares of Class A Common Stock beneficially owned by the Executors.

(c) During the past 60 days, except as described in Item 4, the Executors, in their capacity as executors, have not effected any transaction in shares of Class A Common Stock or Class B Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2012

/s/ Sirwart Hovnanian
Sirwart Hovnanian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Ara K. Hovnanian
Ara K. Hovnanian, Executor of the Estate of Kevork S. Hovnanian, Deceased

/s/ Sossie K. Najarian
Sossie K. Najarian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Esto K. Barry
Esto K. Barry, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Lucy K. Kalian
Lucy K. Kalian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Nadia K. Rodriguez
Nadia K. Rodriguez, Executrix of the Estate of Kevork S. Hovnanian, Deceased